Exhibit 21.1

List of Subsidiaries

Advanced Electric Motors, Inc.	a Delaware company

Harbin Tech Full Electric Co., Ltd.	a company organized under the Chinese laws.

Advanced Automation Group, LLC	a Delaware company

Advanced Automation Group Shanghai Co., Ltd.	a company organized under the Chinese laws.

Shanghai Tech Full Electric Co., Ltd.	a company organized under the Chinese laws.

Weihai Tech Full Simo Motor Co., Ltd.	a company organized under the Chinese laws.

Xi’an Tech Full Simo Motor Co., Ltd.	a company organized under the Chinese laws.